January 8, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Leader Capital Holdings Corp.

Form S-1/A

Filed December 18, 2017

File No. 333-221548

To the men and women of the SEC:

On behalf of Leader Capital Holdings Corp., (“we”, “us”, or the “Company”), are responding to comments provided orally over the phone, addressed to Mr. Lin Yi-Hsiu, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on December 18, 2017.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1. Please include as an exhibit any and all agreements pertaining to the leases of any property.

Company Response:

We have included the agreements herein as exhibit 10.1 and 10.2. Please note that these are English translated versions of the original agreements as the originals were not in English.

On page 28 we added a note that the aforementioned agreements are translated into English from Mandarin.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: January 8, 2018

/s/ Lin Yi-Hsiu

Lin Yi-Hsiu

Chief Executive Officer